HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013.
Tel. : 5652 1000

April 4, 2006

HDFC Bank Limited
Form 20-F for the fiscal year ended March 31, 2005
File No. 1-15216

Dear Ms. Sweeney:

On behalf of HDFC Bank Limited (“HDFC” or the “Bank”), set forth below are HDFC’s responses to the comments on the annual report on Form 20-F filed by HDFC on September 30, 2005, contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 10, 2006.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in its entirety in bold and is followed by the corresponding response of HDFC.

1.  We note your disclosure on page 11 that you purchase loan portfolios that are similar to asset-backed securities, except that such loans are not represented by pass-through certificates. Please provide us with the following information regarding your loan assignments for each period presented:

•	quantify and describe the nature of these purchased loans;

•	how you account for the purchased loans and your basis for that treatment; and

•	how you report the cash flows to purchase the loans in your Statements of Cash Flows.

Purchased loans, as of March 31, 2005, represent approximately 3% of the total loan portfolio as of that date.

The Bank’s business in the lending sector is predominantly focused on retail lending. However, the Bank is also required to maintain a certain proportion of loans to sectors that are considered to be of priority to the Government of India (“Priority Sector Lending”). In order to ensure that the Bank meets its requirements for Priority Sector Lending as well as to balance its retail lending portfolio, from time to time the Bank enters into agreements with other financial institutions to purchase loan portfolios that meet its requirements.

The typical structure and terms of these transactions are as follows:

1.  The Bank purchases all of the remaining installments and other receivables related to the loans, and all of the seller’s right, title and interest to the receivables and under the loan documentation, including rights to collateral.

2.  The Bank pays a purchase price equal to the outstanding principal amount of the loans discounted at an agreed upon rate. The rate reflects the Bank’s judgment as to the credit quality of the underlying assets, historical loss rates, collection experience of the transferor, length of the remaining term, any applicable ratings, credit enhancement arrangements and other market factors.

3.  In most cases the seller remains as servicer of the loans. The seller has no other right to or involvement in the loans (other than with respect to any credit enhancement obligations).

4.  There is typically some form of credit enhancement, which may be cash collateral posted by the seller equal to a certain percentage of the outstanding principal amount, a guarantee from the seller, or other arrangements, or a combination of the foregoing.

Loan portfolios purchased by the Bank are recorded at the purchased cost. Income thereon is recognized using the accrual basis of accounting based on the effective rate of interest at the date of purchase in accordance with paragraphs 15 and 16 of SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”

Cash flows on account of purchases of loans are categorized as cash flows from investing activities and are included in “Increase in loans originated, net of principal collection”.

2.  We note your disclosure on page 16 that you import gold and silver bullion, generally on a consignment basis, to leverage your distribution and servicing strengths and to cater to the domestic bullion trader segment. Please tell us the following:

•	describe your distribution and servicing operations and how you cater to the domestic bullion trader segment;

•
describe your accounting policies for your distribution and servicing operations and imported bullion, including the criteria you use to determine when you record the bullion as an asset, how you value and report the bullion asset, and when you recognize the associated revenues;

•	tell us whether you present revenues on a gross or net basis from distributing bullion imported on consignment and your basis for that treatment; and

•	quantify gross revenues and expenses related to these operations for each period presented.

The Bank acts as an agent to facilitate the bullion transactions of its customers, who generally are buyers and suppliers of gold and silver bullion. The Bank’s involvement is regulated by the Reserve Bank of India (“RBI”) which has regulations governing the manner in which the transactions are structured and executed.

Generally, the Bank accepts orders from its customers for gold or silver bullion. An order is accompanied by a cash deposit from the customer with the Bank, which is a normal checking account deposit. The amount of deposit required by the Bank is equal to the price of the gold or silver ordered as of the date of the order plus a margin that is typically 5%. In addition to accepting the order, the Bank facilitates communication between the buyer and seller to execute and close the trade. The purchase has to be consummated within 11 days of the date of the order pursuant to RBI rules. The Bank does not take possession or maintain custody of the precious metals.

In consideration of facilitating the transaction, the Bank retains part of the deposit as a fee based on the quantity of bullion ordered. This fee is recognized as income when the purchase is completed. As noted above, the Bank does not take possession of bullion and does not record the bullion as an asset.

Net revenue from this business line amounted to Rs. 20.9 million or US $0.5 million (0.1% of total net revenues) for the fiscal year ended March 31, 2005, and Rs. 4.6 million or US $0.1 million (less than 0.1% of total net revenues) for the fiscal year ended March 31, 2004. In fiscal 2003 the net revenue from this business was practically nonexistent. Gross revenues are the same as net revenues. There are no incremental direct expenses related to this product offering because the Bank uses its existing distribution platform.

3.  For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

During the periods presented the Bank did not account for any of its derivative instruments as hedges pursuant to SFAS 133.

4.  Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

As stated above, during the periods presented the Bank did not account for any of its derivative instruments as hedges pursuant to SFAS 133.

HDFC acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to HDFC’s disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) HDFC may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have questions or require assistance concerning this matter, please contact the undersigned at +91 22 5652 1421 or Timothy G. Massad, the Bank’s United States counsel at Cravath, Swaine & Moore LLP, at (212) 474-1154.

Very truly yours,
/s/ Sashi Jagdishan
Sashi Jagdishan Vice President - Finance

Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Copy to:

Sharon M. Blume
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Timothy G. Massad, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

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